UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Period from                      to

Commission File Number 1-11373

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Cardinal Health 401(k) Savings Plan for Employees of Puerto Rico

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Cardinal Health, Inc.

7000 Cardinal Place

Dublin, Ohio 43017

Cardinal Health 401(k) Savings Plan for Employees of Puerto Rico

Financial Statements and Supplemental Information

Years Ended December 31, 2009 and 2008

*	All other financial schedules required by Section 2520.103-10 of the U.S. Department of Labor’s Annual Reporting and Disclosure Requirements under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Financial Benefit Plans Committee and the Benefits Policy Committee of the Cardinal Health 401(k) Savings Plan for Employees of Puerto Rico

We have audited the accompanying statements of net assets available for benefits of Cardinal Health 401(k) Savings Plan for Employees of Puerto Rico as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2009 and 2008, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2009, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Columbus, Ohio

June 28, 2010

Cardinal Health 401(k) Savings Plan for Employees of Puerto Rico

Statements of Net Assets Available for Benefits

December 31, 2009 and 2008

	December 31
	2009	2008
Assets
Plan’s interest in Master Trusts’ assets at fair value	$2,180,572	$1,858,719

Investments at fair value (see Note 3)	2,195,406	1,779,921

Participant loans, net of reserve for defaulted loans of $13,211 and $16,105 at December 31, 2009 and 2008, respectively	268,079	176,013

Cash, non-interest bearing	2,104	1,071

Receivables:
Company contributions	2,786	—

Total receivables	2,786	—

Total assets	4,648,947	3,815,724

Liabilities
Accrued fees	8,245	1,125

Total liabilities	8,245	1,125

Net assets reflecting investments at fair value	4,640,702	3,814,599

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	5,996	94,951

Net assets available for benefits	$4,646,698	$3,909,550

The accompanying notes are an integral part of these financial statements.

Cardinal Health 401(k) Savings Plan for Employees of Puerto Rico

Statements of Changes in Net Assets Available for Benefits

For the Years Ended December 31, 2009 and 2008

	2009	2008
Additions to net assets attributed to:
Investment income (loss):
Interest and dividend income	$58,592	$97,312
Net appreciation (depreciation) in fair value of investments	399,959	(1,181,312)
Plan’s interest in Master Trusts’ net investment income (loss)	214,093	(140,671)

Total investment income (loss)	672,644	(1,224,671)
Contributions:
Company	163,104	190,261
Participant	151,809	138,314

Total contributions	314,913	328,575

Total additions	987,557	(896,096)

Deductions from net assets attributed to:
Benefits paid to participants	265,254	485,111
Decrease in reserve for defaulted participant loans	(2,894)	(14,558)
Administrative expenses	20,935	19,855
Net assets transferred from other qualified plans	(6,671)	—

Total deductions	276,624	490,408

Net increase (decrease) prior to litigation settlement	710,933	(1,386,504)
Shareholder Securities Litigation and SEC Investigation settlement proceeds	26,215	—

Net increase (decrease)	737,148	(1,386,504)

Net assets available for benefits:
Beginning of year	3,909,550	5,296,054

End of year	$4,646,698	$3,909,550

The accompanying notes are an integral part of these financial statements.

Cardinal Health 401(k) Savings Plan for Employees of Puerto Rico

Notes to Financial Statements

December 31, 2009 and 2008

1.	Description of Plan

General

The Cardinal Health 401(k) Savings Plan for Employees of Puerto Rico (the “Plan”) is a defined contribution plan covering substantially all employees of Cardinal Health, Inc. (the “Company”) residing in Puerto Rico and not covered by a collective bargaining agreement who have completed one month of service, as defined in the Plan document. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

A trust with a Puerto Rico bank was established for the Plan. In addition, certain assets of the Plan are held within the Cardinal Health, Inc. U.S. Qualified Plans Master Trust (the “Main Master Trust”), the Cardinal Health Balanced Fund (the “Balanced Master Trust”), and the Cardinal Health Stable Value Fund (the “Stable Value Master Trust”), which were established for the Plan and certain other plans of the Company. See Note 4 for more information regarding the master trusts.

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

Administration

The Company’s Financial Benefit Plans Committee (the “Committee”) is responsible for the general operation and administration of the Plan.

Third-Party Administrators

Banco Popular is the trustee and asset custodian. Fidelity Management Trust Company (“Fidelity”) serves as the Plan’s record keeper.

Spin-Off of CareFusion Corporation

Effective August 31, 2009, the Company completed a distribution to its shareholders of approximately 81% of the then outstanding common stock of CareFusion Corporation (“CareFusion”), a wholly owned subsidiary of the Company, with the Company retaining the remaining shares of CareFusion common stock (the “Spin-Off”). Under the requirements of the Private Letter Ruling obtained from the Internal Revenue Service, the Company is required to dispose of the retained shares of CareFusion common stock within five years of the Spin-Off.

Notes to Financial Statements (continued)

1.	Description of Plan (continued)

Shareholder Securities Litigation against Cardinal Health / SEC Investigation

On and after July 2, 2004, multiple purported class action complaints were filed by putative purchasers of the Company’s securities against the Company and certain of its current and former officers and directors, asserting claims under the federal securities laws. All of these actions were filed in the United States District Court for the Southern District of Ohio, where, on December 15, 2004, they were consolidated into a single proceeding referred to as In re Cardinal Health, Inc. Federal Securities Litigation (the “Shareholder Securities Litigation”). On April 22, 2005, the lead plaintiff filed a consolidated amended complaint naming the Company, certain current and former officers and employees and the Company’s external auditors as defendants. The Shareholder Securities Litigation purported to be brought on behalf of all purchasers of the Company’s securities during various periods beginning as early as October 24, 2000 and ending as late as July 26, 2004. The consolidated amended complaint alleged, among other things, that the defendants violated Section 10(b) of the Exchange Act and Rule 10b-5 promulgated thereunder and Section 20(a) of the Exchange Act by issuing a series of false and/or misleading statements concerning the Company’s financial results, prospects and condition. The alleged misstatements related to the Company’s accounting for recoveries relating to antitrust litigation against vitamin manufacturers, classification of revenue in the Company’s pharmaceutical supply chain business (formerly referred to as the pharmaceutical distribution business) as either operating revenue or revenue from bulk deliveries to customer warehouses, and other accounting and business model transition issues, including reserve accounting. The alleged misstatements were claimed to have caused an artificial inflation in the Company’s stock price during the proposed class period. The consolidated amended complaint sought unspecified money damages and other unspecified relief against the defendants. On March 27, 2006, the Court granted a Motion to Dismiss with respect to the Company’s external auditors and a former officer and denied the Motion to Dismiss with respect to the Company and the other individual defendants. On December 12, 2006, the parties stipulated that the case could proceed as a class action with a class comprised of all persons other than Company officers or directors who purchased or otherwise acquired the Company’s stock during the class period. The Company entered into a memorandum of understanding effective on May 24, 2007, to settle the Shareholder Securities Litigation in exchange for a payment of $600 million. The Company established a reserve of $600 million for the quarter ended March 31, 2007, and transferred the $600 million into an escrow account on May 25, 2007. On July 31, 2007, the Court preliminarily approved the settlement. On September 17, 2007, the plaintiffs moved for final approval of the settlement and plan of allocation and an award of attorneys’ fees and expenses. On November 14, 2007, the Court approved the plan of allocation and entered final judgment. On December 31, 2007, the Court granted the plaintiffs’ motions for attorneys’ fees and expenses in part.

On July 26, 2007, the Company announced a settlement with the SEC that concluded, with respect to the Company, an SEC investigation relating principally to the Company’s financial reporting and disclosures (“SEC Investigation”). For further information regarding this investigation, see the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2007, as amended. The final judgment entered by a court to resolve this matter, among other things, enjoined the Company from future violations of the federal securities laws and required the Company to pay a civil penalty of $35 million and retain an independent consultant to review certain company policies and procedures. In July 2007, the Company paid the fine.

The settlement proceeds from the Shareholder Securities Litigation and the SEC Investigation were jointly administered and allocated to eligible plan participants. On October 8, 2009, $26,215 was deposited into the Cardinal Health 401(k) Savings Plan for Employees of Puerto Rico. On December 22, 2009, the settlement proceeds were allocated to eligible plan participants.

Notes to Financial Statements (continued)

1.	Description of Plan (continued)

Contributions

Contributions to the Plan may consist of participant elective contributions, rollover contributions, and Company matching, special and discretionary profit sharing contributions.

Participants may elect to contribute up to 10% of their compensation (subject to certain limitations), as defined by the Plan. Participants may also roll over amounts representing distributions from other qualified defined benefit or defined contribution plans.

The Company will match 100% of the first 3% of participant elective deferrals, and 50% of the next 2% of pretax contributions. In addition, the Company may elect to make special and discretionary profit-sharing contributions. The special contributions are allocated to the participants in the eligible group based on their proportionate share of total eligible compensation in that group.

The discretionary profit sharing contributions are allocated to participants based on their proportionate share of total eligible compensation and eligible compensation above the Social Security taxable wage base amount for the year of allocation.

During 2009, the Benefits Policy Committee approved reducing the discretionary profit sharing contribution and additional discretionary profit sharing contribution for Social Security Integration from 3% to 2% of eligible compensation beginning with the April 17, 2009 payroll. Beginning with September 11, 2009 payroll, the Benefits Policy Committee approved to replace this discretionary profit sharing contribution with the Company Performance Contribution (“CPC”), which is contingent upon Company financial performance and can range from 0.5% to 4.0% of eligible compensation. To be eligible for the CPC, participants must be employed on the last day of the Company’s fiscal year, June 30. If financial performance goals are met, the CPC will be calculated on eligible compensation earned during the Company’s fiscal year and contributed in lump sum to participant accounts. The CPC is recognized by the Plan in the same year as the Company’s fiscal year.

Participants direct the investment of their contributions into various investment options offered by the Plan. The Company’s matching, discretionary profit sharing and special contributions are also invested as directed by participants.

Participant Accounts

Each participant’s account is credited with the participant’s elective contributions, any rollover contributions made by the participant and allocations of the Company’s contributions and Plan earnings. A participant is entitled to the benefit provided from the participant’s vested account balance.

Vesting

Participants are vested immediately in their elective deferral and matching contributions, plus actual earnings thereon after January 1, 2005. A participant is 100% vested in the Company’s discretionary and matching contributions prior to December 31, 2004, after three years of vesting service, or if the participant dies, becomes disabled, or reaches retirement age, as defined in the Plan document, while employed by the Company. The Plan provides for the partial vesting of the Company contributions to participants with more than one year, but less than three years of vesting service, who were terminated as part of a designated reduction in workforce, as defined in the Plan document.

Notes to Financial Statements (continued)

1.	Description of Plan (continued)

Forfeitures

Non-vested account balances are generally forfeited either upon full distribution of vested balances or completion of five consecutive one-year breaks in service, as defined in the Plan document. Forfeitures are either used to reduce Company contributions to the Plan or to pay reasonable expenses of the Plan as determined by the Committee.

Forfeitures used to reduce Company contributions and to pay reasonable expenses were $0 and $11,489 during 2009 and 2008, respectively. At December 31, 2009 and 2008, forfeited non-vested accounts were $170,875 and $129,434, respectively.

Administrative Expenses

Administrative expenses are paid by the Company or the Plan, except for loan fees, which are paid by the borrowing participant.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 less the highest outstanding balance during the prior 12 months or 50% of their vested account balance. Loan terms range from 1 to 5 years or up to 15 years for the purchase of a primary residence. Participant loans are secured by the remaining vested balance in the participant’s account and bear interest at a reasonable rate, as established by the Committee, currently Prime plus 1%, set monthly for the life of the loan. Loan repayments, including interest and applicable loan fees, are generally repaid through payroll deductions.

Payment of Benefits

Upon termination of employment, death, retirement or disability, distributions are generally made in the form of a lump-sum payment. In addition, the Plan includes a provision for participants to make withdrawals from their account under certain hardship circumstances or attaining age 59 1/2, as defined in the Plan document. Required qualified joint and survivor annuity payment options are preserved for the portion of participant accounts transferred to the Plan from a money purchase pension plan.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (“GAAP”).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

Notes to Financial Statements (continued)

2.	Summary of Significant Accounting Policies (continued)

Recently Issued Accounting Pronouncements

In April 2009, the Financial Accounting Standards Board (“FASB”) issued FASB Staff Position 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (FSP 157-4). FSP 157-4 amended FASB Statement No. 157 (codified as ASC 820) to provide additional guidance on estimating fair value when the volume and level of activity for an asset or liability have significantly decreased in relation to its normal market activity. FSP 157-4 also provided additional guidance on circumstances that may indicate that a transaction is not orderly and on defining major categories of debt and equity securities to comply with the disclosure requirements of ASC 820. The Plan adopted the guidance in FSP 157-4 for the reporting period ended December 31, 2009. Adoption of FSP 157-4 did not have a material effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

In May 2009, the FASB issued authoritative guidance included in Accounting Standards Codification (“ASC”) Subtopic 855, Subsequent Events, which incorporates guidance on subsequent events into authoritative accounting literature and clarifies the time following the balance sheet date that must be considered for subsequent events disclosures in the financial statements. The adoption of this guidance, which requires disclosure of the date through which subsequent events have been reviewed, did not change the Plan’s procedures for reviewing subsequent events. In February 2010, the FASB issued Accounting Standards Update (“ASU”) 2010-9 to amend ASC Subtopic 855, Subsequent Events, to not require disclosure of the date through which management evaluated subsequent events in the financial statements for either originally issued financial statements or reissued financial statements for SEC registrants.

In June 2009, the FASB issued ASC Subtopic 105, Generally Accepted Accounting Principles, which reorganizes the thousands of U.S. GAAP pronouncements into roughly 90 accounting topics and displays all topics using a consistent structure. It also includes relevant SEC guidance that follows the same topical structure in separate sections in the Codification. The historical U.S. GAAP references were changed to comply with the Codification. The adoption of this guidance did not impact the Plan since the Codification is not intended to change or alter existing U.S. GAAP.

In September 2009, the FASB issued ASU 2009-12, Investments in Certain Entities That Calculate Net Asset Value per Share (or its Equivalent). ASU 2009-12 amended ASC 820 to allow entities to use net asset value (NAV) per share (or its equivalent), as a practical expedient, to measure fair value when the investment does not have a readily determinable fair value and the net asset value is calculated in a manner consistent with investment company accounting. The Plan adopted this guidance in ASU 2009-12 for the reporting period ended December 31, 2009, and has utilized the practical expedient to measure the fair value of investments within the scope of this guidance based on the investment’s NAV. In addition, as a result of adopting ASU 2009-12, the Plan has provided additional disclosures regarding the nature and risks of investments within the scope of this guidance. Refer to Note 5 for these disclosures. Adoption of ASU 2009-12 did not have a material effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

Notes to Financial Statements (continued)

2.	Summary of Significant Accounting Policies (continued)

Recently Issued Accounting Pronouncements (continued)

In January 2010, the FASB issued ASU 2010-06, Improving Disclosures about Fair Value Measurements. ASU 2010-06 amended ASC 820 to clarify certain existing fair value disclosures and required a number of additional disclosures. The guidance in ASU 2010-06 clarified that disclosures should be presented separately for each “class” of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented. ASU 2010-06 also clarified the requirement for entities to disclosure information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. In addition, ASU 2010-06 introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2 and 3 of the fair value hierarchy and present information regarding purchases, sales, issuances and settlements of Level 3 assets and liabilities on a gross basis. With the exception of the requirement to present changes in Level 3 measurements on a gross basis, which is delayed until 2011, the guidance in ASU 2010-06 becomes effective for reporting periods beginning after December 15, 2009. Plan management is currently evaluating the effect that the provisions of ASU 2010-06 will have on the Plan’s financial statements.

Investment Valuation and Income Recognition

In accordance with FASB authoritative guidance included in ASC Subtopic 962, Defined Contribution Pension Plans, the Statements of Assets Available for Benefits present investment contracts at fair value as well as an additional line item showing the adjustment of fully benefit-responsive contracts from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis for the fully benefit-responsive investment contracts. Contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.

Certain Plan investments are in the Master Trusts, while others are held in custody by Fidelity Investments under an agreement with the trustee for the Puerto Rico trust. Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 5 for discussion on fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis using fair market value, except for those investments in investment contracts that are transacted at contract value. Dividends are recorded on the ex-dividend date. Interest is recorded on the accrual basis.

Adjustment from Fair Value to Contract Value for Fully Benefit-Responsive Investment Contracts

This amount represents the difference between fair value and contract value of investment contracts issued by the insurance companies and banks that are considered fully benefit-responsive.

Payment of Benefits

Benefit payments are recorded when paid.

Notes to Financial Statements (continued)

3.	Investments

The fair market values of individual assets that represent 5% or more of the Plan’s assets were as follows:

	December 31
	2009		2008
Investments in Master Trusts	$2,180,572		$1,858,719
Mutual funds:
Pimco Total Return Fund	450,491		355,267
Dodge & Cox Stock Fund	387,898		340,391
Fidelity Diversified International Fund	199,156	*	202,703
Common collective trust:
Fidelity US Equity Index Pool	272,780		215,202
Cardinal Health, Inc. common shares	252,736		285,073

*	Shown for comparative purposes.

Net appreciation (depreciation) in the fair value of investments was as follows for years ended December 31:

	2009	2008
Mutual funds	$267,132	$(832,404)
Common collective trust	56,111	(152,698)
Cardinal Health, Inc. common shares	76,716	(196,210)

Total net appreciation (depreciation) in the fair value of investments	$399,959	$(1,181,312)

Notes to Financial Statements (continued)

4.	Assets Held in Master Trusts

Certain of the Plan’s investments are held in the Main Master Trust, Balanced Master Trust, and Stable Value Master Trust (collectively, the “Master Trusts”), which were established for the investment of assets of the Plan and several other Company sponsored retirement plans. Each participating plan’s interest in the investment funds (i.e., separate accounts) of the Master Trusts are based on account balances of the participants and their elected investment funds. The Master Trusts’ assets are allocated among the participating plans by assigning to each plan those transactions (primarily contributions, benefit payments, and plan specific expenses) that can be specifically identified. The Plan’s interest in Master Trusts’ net investment income (loss) presented in the Statements of Changes in Net Assets Available for Benefits consists of the unrealized and realized gains (losses) and the earnings on those investments.

The Stable Value Master Trust invests in guaranteed investment contracts (“GICs”) and actively managed, structured or synthetic investment contracts (“SICs”). The GICs are promises by an insurance company to repay principal plus a fixed rate of return through contract maturity. SICs differ from GICs in that there are specific assets supporting the SICs, and these assets are owned by the Plan. The bank or insurance company issues a wrapper contract that allows participant-directed transactions to be made at contract value. The assets supporting the SICs are invested in Wells Fargo fixed income collective trust funds comprised of government agency bonds, corporate bonds, asset-backed securities and collateralized mortgage obligations. The major credit ratings of the issuer or wrapper providers for the GICs and SICs are A+ – AAA/A2 – Aaa.

Interest crediting rates on the GICs in the Stable Value Master Trust are determined at the time of purchase. Interest crediting rates on the SICs are set at the time of purchase and reset periodically, normally quarterly, based on the market value, duration and yield to maturity of the underlying assets. The crediting interest rate is based on a formula agreed upon with the contract issuer, but may not be less than zero. The crediting interest rates for GICs and SICs ranged from 2.32% to 5.02% and 4.12% to 5.18% at December 31, 2009 and 2008, respectively. To the extent that the underlying portfolio of a security-backed contract has unrealized and/or realized losses that are accounted for, under contract value accounting, through a positive adjustment to contract value, the future crediting rate may be lower over time than then-current market rates. Similarly, if the underlying portfolio generates unrealized and/or realized gains, reflected in a negative adjustment to contract value under contract value accounting, the future crediting rate may be higher than then-current market rates.

For the years ended December 31, 2009 and 2008, the average yield for the investment contracts based on actual earnings was 4.11% and 6.21%, respectively.

For the years ended December 31, 2009 and 2008, the average yield adjusted to reflect the actual interest rate credited to participants was 3.61% and 4.60%, respectively.

Events that may limit the ability of the Plan to transact at contract value are events or conditions the occurrence of which is considered outside the normal operations of the Plan, which the contract issuer determines to be a material adverse financial effect on the issuer’s interests such as: 1) Plan disqualification under the Code, 2) establishment of a defined contribution plan by the Company that competes for participant contributions, 3) material amendments to the Plan or administration as to investment options, transfer procedures or withdrawals, 4) Company’s inducement to participant to withdraw or transfer funds from the contract, 5) termination or partial termination of the Plan, 6) any group termination, layoff, early retirement incentive program or other downsizing by the Company, 7) merger or consolidation of the Plan with another plan or spin-off of any portion of the Plan’s assets to another plan, and 8) any changes in law, regulation, ruling or administrative or judicial position that, in the issuer’s reasonable determination, could result in substantial disbursements from the contract. The Committee does not consider that these events are probable in the future.

Notes to Financial Statements (continued)

4.	Assets Held in Master Trusts (continued)

Events that would allow the issuer to terminate the investment contract are: 1) the investment manager or trustee breaches any of its material obligations under the agreement, 2) any representation of the investment manager is or becomes untrue in any material respect, 3) the investment manager with respect to the contract is terminated, unless a qualified professional manager is duly appointed and is agreed to by the issuer, 4) the issuer determines that the execution, delivery or performance of the contract constitutes or will constitute a prohibited transaction, 5) failure to pay amounts due to the issuer, and 6) termination of the plan or disqualification of the trust.

Each investment contract is subject to early termination penalties that may be significant.

The assets in the Master Trusts were as follows:

	December 31, 2009
	Main Master Trust	Balanced Master Trust	Stable Value Master Trust
Mutual funds	$730,380,924	$257,620,099	$—
Common collective trusts	121,176,223	—	308,283,871
Common stocks:
Cardinal Health, Inc.	126,926,879	—	—
CareFusion Corporation	45,543,335	—	—
Guaranteed investment contracts	—	—	16,993,426
Cash and pending activity	72,299	(35,277)	(159,774)

Total net assets in Master Trusts at fair value	1,024,099,660	257,584,822	325,117,523
Bank wrappers at fair value	—	—	313,449
Adjustment from fair value to contract value	—	—	1,512,611

Total net assets in Master Trusts	$1,024,099,660	$257,584,822	$326,943,583

Plan’s ownership percentage in:
Master Trusts	0%	Less than 1%	Less than 1%
Each investment held of the Master Trusts:
Mutual funds	0%	Less than 1%	—
Common collective trusts	0%	—	Less than 1%
Common stocks	0%	—	—
Other	0%	Less than 1%	Less than 1%

Notes to Financial Statements (continued)

4.	Assets Held in Master Trusts (continued)

	December 31, 2008
	Main Master Trust	Balanced Master Trust	Stable Value Master Trust
Mutual funds	$669,561,340	$238,774,965	$—
Common collective trusts	117,670,859	—	341,141,571
Cardinal Health, Inc. common shares	143,078,008	—	—
Guaranteed investment contracts	—	—	10,330,400
Cash and pending activity	145,434	488,441	(148,419)

Total net assets in Master Trusts at fair value	930,455,641	239,263,406	351,323,552
Bank wrappers at fair value	—	—	456,706
Adjustment from fair value to contract value	—	—	27,099,950

Total net assets in Master Trusts	$930,455,641	$239,263,406	$378,880,208

Plan’s ownership percentage in:
Master Trusts	0%	Less than 1%	Less than 1%
Each investment held of the Master Trusts:
Mutual funds	0%	Less than 1%	—
Common collective trusts	0%	—	Less than 1%
Cardinal Health, Inc. common shares	0%	—	—
Other	0%	Less than 1%	Less than 1%

The investment income (loss) of the Master Trusts was as follows for the years ended:

	December 31, 2009
	Main Master Trust	Balanced Master Trust	Stable Value Master Trust
Dividend and interest income	$15,665,202	$8,793,801	$11,721,937
Net appreciation in the fair value of investments as determined by:
Quoted market price:
Mutual funds	185,369,087	53,887,140	—
Common stocks:
Cardinal Health, Inc.	30,748,586	—	—
CareFusion Corporation	10,172,149	—	—

	226,289,822	53,887,140	—
Estimated fair value:
Common collective trusts	28,502,461	—	1,204,251

Net appreciation in the fair value of investments:	254,792,283	53,887,140	1,204,251

Total investment income	$270,457,485	$62,680,941	$12,926,188

Plan’s investment income percentage	0%	Less than 1%	Less than 1%

Notes to Financial Statements (continued)

4.	Assets Held in Master Trusts (continued)

	December 31, 2008
	Main Master Trust	Balanced Master Trust	Stable Value Master Trust
Dividend and interest income	$2,116,645	$14,681,154	$16,233,291
Net (depreciation) appreciation in the fair value of investments as determined by:
Quoted market price:
Mutual funds	(390,465,792)	(87,679,355)	—
Cardinal Health, Inc. common shares	(93,359,717)	—	—

	(483,825,509)	(87,679,355)	—
Estimated fair value:
Common collective trusts	(70,881,606)	—	1,367,424

Net (depreciation) appreciation in the fair value of investments:	(554,707,115)	(87,679,355)	1,367,424

Total investment (loss) income	$(552,590,470)	$(72,998,201)	$17,600,715

Plan’s investment (loss) income percentage	0%	Less than 1%	Less than 1%

Notes to Financial Statements (continued)

5.	Fair Value Measurements

ASC 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

- quoted prices for similar assets or liabilities in active markets;
- quoted prices for identical or similar assets or liabilities in inactive markets;
- inputs other than quoted prices that are observable for the asset or liability; and
- inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets at measured fair value.

Mutual funds and common shares market values are determined by quoted market prices reported on the active market on which they are traded.

The common collective trusts’ (“CCTs”) are designed to deliver safety and stability by preserving principal and accumulating earnings. The CCTs are valued at the respective net asset values (“NAV”) as reported by such trusts, which are reported at fair value. The fair value has been determined by the trustee sponsoring the common collective trust by dividing the trust’s net asset at fair value by its units outstanding at the valuation dates. The trustee sponsoring the common collective trusts has estimated the fair value of those common collective trusts investing in investment contracts with insurance companies and banks. There are no restrictions as to the redemption of these investments nor does the Plan have any contractual obligations to further invest in any of these CCTs. The fair value of investment contracts and contract wrappers issued by insurance companies and banks is estimated based on discounting the related cash flows. See Note 4 for more information.

Participant loans are valued based on the remaining unpaid principal balance, plus any accrued but unpaid interest, which approximates fair value.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Notes to Financial Statements (continued)

5.	Fair Value Measurements (continued)

The following table sets forth by level, within the fair value hierarchy, the assets in the Master Trusts at fair value as of December 31, 2009 and 2008. The following table does not include the Plan’s interest in assets not residing in the Master Trusts because that information is disclosed separately below:

	December 31, 2009
	Level 1	Level 2	Level 3	Total
Mutual funds:
Large cap	$371,762,118	$—	$—	$371,762,118
Income	235,978,052	—	—	235,978,052
International	172,468,470	—	—	172,468,470
Small cap	111,452,766	—	—	111,452,766
Mid-cap	94,705,445	—	—	94,705,445
Short term	1,634,172	—	—	1,634,172

Total mutual funds	988,001,023	—	—	988,001,023

Common collective trusts	—	429,460,094	—	429,460,094
Common stocks:
Cardinal Health, Inc. common shares	126,926,879	—	—	126,926,879
CareFusion Corp. common shares	45,543,335	—	—	45,543,335

Total common stocks	172,470,214	—	—	172,470,214

Guaranteed investment contracts	—	16,993,426	—	16,993,426
Bank wrappers	—	—	313,449	313,449
Cash and pending activity	—	(122,752)	—	(122,752)

Total assets at fair value	$1,160,471,237	$446,330,768	$313,449	$1,607,115,454

	December 31, 2008
	Level 1	Level 2	Level 3	Total
Mutual funds:
Large cap	$327,677,905	$—	$—	$327,677,905
Income	230,253,297	—	—	230,253,297
International	162,503,015	—	—	162,503,015
Small cap	95,266,084	—	—	95,266,084
Mid-cap	92,594,918	—	—	92,594,918
Short term	41,086	—	—	41,086

Total mutual funds	908,336,305	—	—	908,336,305

Common collective trusts	—	458,812,430	—	458,812,430
Cardinal Health, Inc. common shares	143,078,008	—	—	143,078,008
Guaranteed investment contracts	—	10,330,400	—	10,330,400
Bank wrappers	—	—	456,706	456,706
Cash and pending activity	—	485,456	—	485,456

Total assets at fair value	$1,051,414,313	$469,628,286	$456,706	$1,521,499,305

Notes to Financial Statements (continued)

5.	Fair Value Measurements (continued)

The following table sets forth by level, within the fair value hierarchy, the fair value of the Plan’s assets not part of the Master Trusts as of December 31, 2009 and 2008:

	December 31, 2009
	Level 1	Level 2	Level 3	Total
Mutual funds:
Large cap	$529,136	$—	$—	$529,136
Income	450,491	—	—	450,491
International	199,156	—	—	199,156
Mid-cap	185,416	—	—	185,416
Small cap	126,546	—	—	126,546
Short term	48,825	—	—	48,825

Total mutual funds	1,539,570	—	—	1,539,570

Common collective trusts	—	308,086	—	308,086
Common stocks:
Cardinal Health, Inc.	252,736	—	—	252,736
CareFusion Corporation	95,014	—	—	95,014

Total common stocks	347,750	—	—	347,750

Cash and pending activity	—	2,104	—	2,104
Participant loans, net	—	—	268,079	268,079

Total assets at fair value	$1,887,320	$310,190	$268,079	$2,465,589

	December 31, 2008
	Level 1	Level 2	Level 3	Total
Mutual funds
Large cap	$412,644	$—	$—	$412,644
Income	355,267	—	—	355,267
International	202,703	—	—	202,703
Mid-cap	159,399	—	—	159,399
Small cap	112,086	—	—	112,086
Short term	36,684	—	—	36,684

Total mutual funds	1,278,783	—	—	1,278,783

Common collective trusts	—	216,065	—	216,065
Cardinal Health, Inc. common shares	285,073	—	—	285,073
Cash and pending activity	—	1,071	—	1,071
Participant loans, net	—	—	176,013	176,013

Total assets at fair value	$1,563,856	$217,136	$176,013	$1,957,005

Notes to Financial Statements (continued)

5.	Fair Value Measurements (continued)

The following table sets forth a summary of changes in the fair value of the Plan’s level 3 assets (participant loans) and the Stable Value Fund Master Trust’s level 3 assets (bank wrappers) for the years ended December 31, 2009 and 2008:

	2009
	Participant loans, net	Bank wrappers
Balance, beginning of year	$176,013	$456,706
Unrealized losses	—	(143,257)
Change in reserve for defaulted participant loans	(2,894)	—
Purchases, sales, issuances, and settlements (net)	94,960	—

Balance, end of year	$268,079	$313,449

	2008
	Participant loans, net	Bank wrappers
Balance, beginning of year	$129,009	$(17,431)
Unrealized gains	—	474,137
Change in reserve for defaulted participant loans	(14,558)	—
Purchases, sales, issuances, and settlements (net)	61,562	—

Balance, end of year	$176,013	$456,706

6.	Income Tax Status

The Plan has received a determination letter from the Treasury Department of the Commonwealth of Puerto Rico dated May 17, 2010, stating that the Plan is qualified under Section 1165(a) of the Puerto Rico Internal Revenue Code of 1994 (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Treasury Department of the Commonwealth of Puerto Rico, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Committee has indicated that it will take the necessary step, if any, to bring the Plan’s operations into compliance with the Code.

7.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Notes to Financial Statements (continued)

8.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

9.	Parties-in-interest

Certain of the Plan’s investments at December 31, 2009 and 2008, were shares of mutual funds managed by Fidelity. Fidelity serves as the record keeper of the Plan, and, therefore, transactions involving these funds are considered party-in-interest transactions.

The Plan held $252,736 and $285,073 of Cardinal Health, Inc. common shares at December 31, 2009 and 2008, respectively. The Plan held $95,014 of CareFusion Corporation common shares in the Main Master Trust at December 31, 2009.

10.	Asset Transfers

The following net assets available for benefits were transferred into the Plan during 2009:

July 27, 2009	Inter-plan transfers between Cardinal Health, Inc. qualified plans	$6,671

	Net assets transferred from other qualified plans during 2009	$6,671

11.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2009	2008
Net assets available for benefits per the financial statements	$4,646,698	$3,909,550
Adjustment from fair value to contract value for certain fully benefit-responsive investment contracts*	(10,507)	(95,813)

Net assets available for benefits per Form 5500	$4,636,191	$3,813,737

*	Amount differs from the adjustment presented on the Statement of Net Assets Available for Benefits as CCTs and SICs held by the Plan are recorded at fair value for 5500 purposes while they are recorded at contract value for financial statement purposes.

The following is a reconciliation of the net decrease in net assets available for benefits per the financial statements to the Form 5500:

	2009	2008
Net increase (decrease) in assets per the financial statements	$737,148	$(1,386,504)
Net investment income (loss) difference between fair value and contract value	85,306	(99,627)
Net assets transferred from other qualified plans	(6,671)	—

Net income (loss) per Form 5500	$815,783	$(1,486,131)

Notes to Financial Statements (continued)

11.	Reconciliation of Financial Statements to Form 5500 (continued)

The following is a reconciliation of the benefits paid to participants per the financial statements to the Form 5500:

	2009	2008
Benefits paid to participants per the financial statements	$265,254	$485,111
Corrective distributions	—	(10,341)

Benefits paid to participants per Form 5500	$265,254	$474,770

Cardinal Health 401(k) Savings Plan for Employees of Puerto Rico

Schedule H, Part IV, Line 4i on Form 5500: Schedule of Assets (Held at End of Year) *

December 31, 2009

EIN: 31-0958666    Plan Number: 062

(a)	(b)	(c)	(e)
	Identity of issuer, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, maturity or par value	Current value
	Mutual funds:
	Pimco Total Return Fund	41,712 shares	$450,491
	Dodge & Cox Stock Fund	4,035 shares	387,898
**	Fidelity Diversified International Fund	7,113 shares	199,156
	CRM Mid Cap Value Fund	7,761 shares	185,416
	Columbia Acorn USA Fund Z	5,457 shares	126,546
**	Fidelity Growth Company Fund	1,739 shares	119,941
**	Fidelity Money Market Fund	48,825 shares	48,825
	Spartan Total Market Index Fund	675 shares	21,297

	Common collective trusts:
**	Fidelity US Equity Index Pool	7,154 units	272,780
	State Street Bank and Trust Company
	Daily MSCI ACWI Ex-US Index Fund	4,174 units	35,306

	Common shares:
**	Cardinal Health, Inc.	7,839 shares	252,736
	CareFusion Corporation	3,799 shares	95,014

	Loans:
**	Participant loans	Interest rates ranging from 4.25% to 9.25% with varying maturity dates through 2023	268,079

	Total		$2,463,485

*	Other columns required by the U.S. Department of Labor’s Annual Reporting and Disclosure Requirements under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

**	Denotes party-in-interest

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Plan Committee have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

CARDINAL HEALTH 401(k) SAVINGS PLAN FOR EMPLOYEES OF PUERTO RICO

Date: June 28, 2010	/s/ Monica Foster
Monica Foster
Financial Benefit Plans Committee Member